

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2013

Via E-Mail
Maxine Gowen, Ph.D.
President and Chief Executive Officer
Trevena, Inc.
1018 West 8th Avenue, Suite A
King of Prussia, PA 19406

> **Re:** **Trevena, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 9, 2013**
> **Response Letter Dated October 31, 2013**
> **File No. 333-191643**

Dear Dr. Gowen:

We have reviewed your supplemental response and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Critical Accounting Policies and Significant Judgments and Estimates

Fair Market Value Estimates, page 62

We have reviewed your response to comment one issued on October 29, 2013 and have the following comment:

- Regarding the first bullet point, we do not believe that the backsolve method is appropriate since the Series C preferred stock transaction does not appear to be considered an arms' length transaction. Please revise your methodology or tell us why you believe the fair values used are appropriate.
- Regarding the second bullet, it is unclear why use of the indices to adjust the enterprise value is appropriate. The use of comparable companies, adjusted for your specific facts and circumstances appears more appropriate than the use of indices to adjust the enterprise value. Please revise your disclosure accordingly.

- Regarding the second bullet, your discussion regarding the comparable companies appears inconsistent. We do not understand the relationship between the wide range of changes in the enterprise values for comparable companies that your analysis refers to and the average change in the enterprise values of the comparable companies from April 30, 2013 to August 15, 2013 which was 10.9%.
- Regarding the second bullet, please tell us how you determined the 10.9% increase for the comparable companies and why this number was not used.
- Regarding the third bullet, you state that the incremental value attributed to the assumed annual 20% return, after considering the offsetting effect of the $12 million reduction in the Company's cash balance, did not materially impact the overall enterprise value of the Company or the estimated fair value of the Company's common stock. However, your disclosure states that you adjusted the enterprise value by 13%, which appears material. Please revise to clarify.
- Regarding the fourth bullet, the 50% probability of an IPO occurring appears low considering the timing of your filing the initial registration statement. Please tell us why you believe that percentage is appropriate.
- Regarding the fifth bullet, you state that the increase in value per share of common stock between April 30, 2013 and August 15, 2013 was primarily driven by the increased likelihood of an IPO in the near term. We note that you have assumed a 50% probability for the non-IPO scenario, but your proposed disclosure does not support the value you determined for the non-IPO scenario, which was weighted 50%. You state in your proposed disclosure that the average implied value per share of common stock in the IPO scenarios was $12.44 per share. If that amount was essentially weighted 50% and presumably the non-IPO value is lower, please tell us how you derived a $7.44 fair value of your common stock. Please revise to clarify.
- Your proposed disclosure states two primary drivers for the increased value per share of common stock between April 30, 2013 and August 15, 2013. In that disclosure you state that the increased valuations associated with early-stage biotech IPOs was one factor. Please clarify how this affected your value at each grant date as it does not appear that the changes in value reflect this factor.
- Regarding the sixth bullet, there is a significant gap in the fair values used and the IPO price that your disclosures do not clarify. Please revise.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Maxine Gowen, Ph.D.
Trevena, Inc.
October 31, 2013
Page 3

You may contact Sasha Parikh at (202) 551-3627 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

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        Jim Fulton
        Cooley LLP
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